UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Oldwebsites.com, Inc.
(Name of Small business Issuer in its charter)

Utah	98-0212805
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

175 East 400 South Suite 900, Salt Lake City, Utah	84111	801-531-0404
(Address of principal executive offices)	(Zip Code)	(Issuer's telephone number)

www.oldwebsites.com
(Web Address)

(Copies to:)
Steve Taylor
175 East 400 South, Suite 900
Salt Lake City, Utah, 84111
801 578-3283

Securities to be registered under Section 12 (b) of the Act:
Title of each class: N/A
Name of each exchange on which Registered: N/A

Securities to be registered under Section 12(g) of the Act:
Common Shares No Par Value

State the number of shares outstanding of the issuer’s classes of common equity, as of the latest practicable date: February 28, 2007 - 9,100,000

Oldwebsites.com, Inc.

INDEX

i

PART ONE

Item 1:	Description of Business

Company History

On August 26, 1999, Fiberglass.com, Inc. was incorporated in the State of Utah.

On January 2, 2001, Fiberglass.com, Inc. was acquired by RecycleNet Corporation and became a wholly owned subsidiary of RecycleNet Corporation.

RecycleNet Corporation operates a buy/sell/trade exchange for anything that is scrap or used. Management identified that one of the categories of used items that was a growing commodity that can be bought or sold was old websites. Fiberglass.com, Inc. had traditionally been focused on the composite materials industry with its Business-to-Business online portal. On July 8, 2003, Fiberglass.com, Inc. created within its portal business a custom exchange to buy and sell old web sites, www.oldwebsites.com

On February 16, 2007, Fiberglass.com, Inc., changed its name to Oldwebsites.com, Inc.

Bankruptcy or Receivership or Similar Proceedings

None

Outline of Business Plan

Oldwebsites.com, Inc. operates an exchange for buying and selling old web sites and domain names. The Company anticipates capturing revenue by charging a percentage of the value of the web sites or domain names sold in the exchange.

Oldwebsites.com, Inc. will offer services to grow organic and natural search traffic to the web sites listed in the exchange. The Company believes that the true value of a web site is in the traffic it generates. Web sites that utilize the exchange will be monetized using the services available to the Company.

Monetization Services

Oldwebsites.com, Inc. currently uses contextual advertising and affiliate marketing on its web sites to realize the value of Internet traffic. These services include pay-per-click advertising, pay-per-call advertising, pay-per-lead advertising, banner advertising, lead generation services, and affiliate content advertising. The Company will apply these monetization services to the web sites listed in the oldwebsites.com exchange.

The Company has no one customer that the loss of which would have a material adverse impact to the Company.

Competition

Aggregation of Internet traffic is universally competitive. There are numerous domain name exchanges in today’s marketplace. Oldwebsites.com, Inc. feels that it is unique, as it will not be trying to acquire mass numbers of domains but selecting strategic pre-existing web sites for development of traffic and to groom them for maximum growth for sale.

Effect of Government Regulations

The Company is unaware of any existing or probable government regulations that would have any material negative impact on our business.

Employees

Oldwebsites.com, Inc. currently has no employees, however, all operating and management services are provided through a merchant service agreement with a company related through common ownership.

Reports to Security Holders

The Company intends to prepare and deliver to its security holders an annual report each year, which will include audited financial statements.

Item 2:	Managements Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and notes related thereto, included elsewhere in this report.

Revenue to date in Oldwebsites.com, Inc. has been from the Business-to-Business online portal, which was focused on the composite materials industry. The Company charges a monthly fee for services that are provided to customers. The Company does not charge sellers or buyers a percentage of the value of their transactions nor does the Company charge a back-end fee.

Oldwebsites.com, Inc. will now focus on operating its exchange for buying and selling old web sites and domain names. The Company anticipates capturing revenue by charging a percentage of the value of the web sites or domain names sold in the exchange.

Oldwebsites.com, Inc. will offer services to grow organic and natural search traffic to the web sites listed in the exchange. The Company believes that the true value of a web site is in the traffic it generates. Web sites that utilize the exchange will be monetized using the services available to the Company.

Advertising trends show an increase of advertising dollars being spent on the Internet and a decrease being spent in traditional markets. The Company believes that the existing traffic and the traffic we will be able to acquire can be monetized.

The Company does not anticipate the purchase of any significant equipment or buildings.

The Company does not expect any significant change in employees.

RESULTS OF OPERATIONS

SALES REVENUES

	2006	2005
Sales Revenues	$7,197	$7,706

The Sales revenue for the year ended December 31, 2006 of $7,197 reflected a $509 decrease over the same period of 2005, a 0.1% decline.

OPERATING EXPENSES

	2006	2005
Operating Expenses	$9,188	$9,038

Operating Expenses increased in 2006 over 2005 by $150.

Management continues to control these expenses to the best of our abilities.

NET INCOME (LOSS)
	2006	2005
Net Income (Loss)	$(1,991)	$(1,332)

The Company recorded a slight decrease in our operating profit in 2006, accounting for a $659 increase in loss over the $1,332 loss recorded in 2005. This is a direct result of the sales revenue decrease by $509 and expenses increasing by $150.

With management now focusing on operating an exchange for buying and selling old web sites and domain names, the Company anticipates capturing revenue by charging a percentage of the value of the web sites or domain names sold in the exchange. The Company also anticipates that the Company will be able to monetize the web sites that utilize the exchange, thus increasing the overall revenue of the Company.

CASH POSITION

The Company’s cash position at December 31, 2006 has decreased to $8,689, a $812 decrease from the December 31, 2005 balance of $9,501. This is a direct result of the net loss for the year.

MARKETING

The Company's marketing strategy is designed to strengthen and increase traffic to the web sites listed in the oldwebsites.com exchange.

The Company currently uses contextual advertising and affiliate marketing on its web sites to realize the value of Internet traffic. These services include pay-per-click advertising, pay-per-call advertising, pay-per-lead advertising, banner advertising, lead generation services, and affiliate content advertising. The Company will apply these monetization services to the web sites listed in the oldwebsites.com exchange.

FUTURE PLANS FOR EXPANSION

The Company plans to continue to sell and support its existing line of information technology products and services. The Company will continue to fully develop its oldwebsites.com custom exchange.

OFF-BALANCE SHEET ARRANGEMENTS

None

Item 3:	Description of Property

Facilities

Currently, the Company does not own, lease or occupy its own facilities. All operations are conducted from the offices occupied by RecycleNet Corporation, the parent company of Oldwebsites.com, Inc.

Item 4:	Security Ownership of Certain Beneficial Owners and Management

The following tables sets forth, as of the date herein, the share ownership of each person known by the Company to be the beneficial owner of 5% or more of the Company's shares, each officer and director individually and all directors and officers of the Company as a group.

Title of Class	Name & Address of Beneficial Owner	Amount& Nature of Beneficial Ownership	Percent of Class

Common Shares	RecycleNet Corporation	9,100,000 shares	100%
	175 East 400 South
	Salt Lake City, Utah, 84111

Oldwebsites.com, Inc. is wholly owned by RecycleNet Corporation. RecycleNet Corporation trades publicly OTC: GARM and is a "reporting company" under the Securities Exchange Act of 1934 and files annual, quarterly and periodic reports with the Securities and Exchange Commission, such as Forms 10-KSB, 10-QSB, and 8-K. The reports are available at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549, telephone 1-800-SEC-0330 and may be retrieved electronically via the Internet at www.sec.gov

Officer’s and director’s individually and all directors and officers of the Company do not hold any shares directly in Oldwebsites.com, Inc. but do hold shares in the parent company, RecycleNet Corporation. The officers and directors as a group beneficially own or control 73.78% of RecycleNet Corporation. Paul Roszel, 7 Darren Place, Guelph, Ontario, Canada, beneficially owns 71.95%; Jamie Roszel beneficially owns 0.67% and Terrence Millie beneficially owns 1.15%.

Item 5:	Directors and Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act.

Directors and Officers of the Company

Name	Age	Position	Term of Office
Jamie Roszel	25	President, Director,	Inception to Present
(Note 1)

Terrence Millie	29	Director,	Inception to Present

Paul Roszel	50	Director	Inception to Present
(Note 1)

(Note 1) Jamie Roszel is the son of Paul Roszel

For the past five years Jamie Roszel has been responsible for the ongoing marketing, and participated in business development, of the parent company, RecycleNet Corporation. Jamie Roszel has been the President and a Director of Oldwebsites.com, Inc., formerly Fiberglass.com, Inc., since its inception.

For the past five years Terrence Millie has been involved in the development of Oldwebsites.com, Inc. formerly Fiberglass.com, Inc. He has also been involved in the development of the parent company, RecycleNet Corporation. and Scrap China Corporation, a former wholly owned subsidiary of the parent corporation.

For the past five years Paul Roszel has been responsible for the ongoing development and promotion of the parent company, RecycleNet Corporation. Mr. Roszel is the founding director, Chairman of the Board and President, of RecycleNet Corporation. Mr. Roszel has over 30 years of hands on experience in the recycling industry. He has been actively involved in the development and implementation of collection, processing, transportation and sales/marketing programs for secondary commodities.

Involvement in Certain Legal Proceedings:

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company, its directors, any executive officers, promoters or control persons.

Audit Committee Pre-Approval Policies and Procedures.

At its regularly scheduled and special meetings, the Audit Committee of the Board of Directors, which is comprised of independent directors knowledgeable of financial reporting, considers and pre-approves any audit and non-audit services to be performed by the Company’s independent accountants. The Audit Committee has the authority to grant pre-approvals of non-audit services.

Item 6:	Executive Compensation

The following table shows compensation earned during the fiscal years 2006 and 2005 by the Officers and Directors of the Company. No other miscellaneous compensation was paid or stock options were granted during those periods.

Summary Compensation Table

Name & Principal Positions	Fiscal Year	Salary

Jamie Roszel, President & Director	2006	$ 0
	2005	$ 0

Terrence Millie, Director	2006	$ 0
	2005	$ 0

Paul Roszel, Director	2006	$ 0
	2005	$ 0

Item 7:	Certain Relationships and related transactions

RecycleNet Corporation holds 100% of the common shares of Oldwebsites.com, Inc. which makes it a wholly owned subsidiary of RecycleNet Corporation.

RecycleNet Corporation has a loan payable to Oldwebsites.com, Inc. for the amount of $75,000. This amount was repaid to Oldwebsites.com, Inc. in the first quarter of 2007.

Paul Roszel is the CEO and founding director of RecycleNet Corporation. Jamie Roszel is the son of Paul Roszel and is a shareholder of RecycleNet Corporation. Terrence Millie is a shareholder of RecycleNet Corporation.

RecycleNet Corporation trades publicly OTC: GARM and is a "reporting company" under the Securities Exchange Act of 1934 and files annual, quarterly and periodic reports with the Securities and Exchange Commission, such as Forms 10-KSB, 10-QSB, and 8-K. The reports are available at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549, telephone 1-800-SEC-0330 and may be retrieved electronically via the Internet at www.sec.gov.

Promoters of the Company

The promoter of the Company is Mr. Paul Roszel. Mr. Roszel is the founding Director and CEO of RecycleNet Corporation, the parent company of Oldwebsites.com, Inc.

Item 8:	Description of Securities

The Company has authorized 100,000,000 common shares. There are no provisions in the Articles of Incorporation of the Company that would delay, defer, or prevent a change in control of the Company. The Company has no debt securities issued.

PART TWO

Item 1:	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

At this time the Company is not publicly traded. As of December 31, 2006, the number of shareholders of record of the Company common shares was 1. The Company has not declared or paid any cash dividends. It is not anticipated that any cash dividends will be declared or paid in the near future. There are no contractual or other restrictions that limit the ability of the Company to pay dividends on its common shares and none are anticipated in the future.

Item 2:	Legal Proceedings

Neither the Company nor any of its officers, directors or greater than 10% beneficial shareholders are involved in any litigation or legal proceedings involving the business of the Company.

Item 3:	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There are currently no disagreements or changes pending with the Company’s accountants.

Item 4:	Recent Sales of Unregistered Securities

No offers or sales have been made by the Company during the year ended December 31, 2006 and none are intended at the present time.

Item 5:	Indemnification of Directors and Officers

Section 16-10a-901 through 909 of the Utah Revised Business Corporation Act authorizes a corporation's board of directors or a court to award indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred, including counsel fees) arising under the Securities Act of 1933. A director of a corporation may only be indemnified if: (1) the conduct was in good faith; and (2) the director reasonably believed that the conduct was in or not opposed to the corporation's best interest; and (3) in the case of any criminal proceeding, the director had no reasonable cause to believe the conduct was unlawful. A corporation may not indemnify a person under the Utah Act unless and until the corporation's board of directors has determined that the applicable standard of conduct set forth above has been met.

The Company's Articles of Incorporation do not provide for any additional or different indemnification procedures other than those provided by the Utah Act, nor has the Company entered into any indemnity agreements with its current directors and officers regarding the granting of other or additional or contractual assurances regarding the scope of the indemnification allowed by the Utah Act. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

OLDWEBSITES.COM, INC
INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets - December 31, 2006 and 2005	F-3

Statements of Operations for the Years Ended December 31, 2006 and 2005	F-3

Statements of Stockholder’s Equity for the Years Ended December 31, 2006 and 2005	F-4

Statements of Cash Flows for the Years Ended December 31, 2006 and 2005	F-4

Notes to Financial Statements	F-5

HANSEN, BARNETT& MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
AND	Accounting Oversight Board
BUSINESS CONSULTANTS
5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors
Oldwebsites.com, Inc.

We have audited the balance sheets of Oldwebsites.com, Inc. as of December 31, 2006 and 2005 and the related statements of operations, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oldwebsites.com, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s operating losses, negative cash flows from operations, accumulated deficit and minimal sales raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 30, 2007

OLDWEBSITES.COM, INC
BALANCE SHEETS

December 31,	2006	2005
ASSETS

Current Assets

Cash	$8,689	$9,501
Related party receivable- RecycleNet Corporation	75,000	75,000

Total Assets	$83,689	$84,501

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Deferred Revenue	$2,345	$1,166

Total Current Liabilities	2,345	1,166

Stockholder's Equity
Common shares - no par value; 100,000,000 shares authorized; 9,100,000 shares issued and outstanding	131,927	131,927
Accumulated deficit	(50,583)	(48,592)

Total Stockholder's Equity	81,344	83,335

Total Liabilities and Stockholder's Equity	$83,689	$84,501

OLDWEBSITES.COM, INC
STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2006	2005
Sales, net	$7,197	$7,706

Selling, general and administrative expenses	9,188	9,038
Net Loss	$(1,991)	$(1,332)

Basic and Diluted Loss Per Common Share	$-	$-

Weighted-Average Common Shares Outstanding	9,100,000	9,100,000

The accompanying notes are an integral part of these financial statements

OLDWEBSITES.COM, INC
STATEMENTS OF STOCKHOLDER'S EQUITY

				Total
	Common Shares		Accumulated	Stockholder's
	Shares	Amount	Deficit	Equity
Balance - December 31, 2004	9,100,000	$131,927	$(47,260)	$84,667

Net loss	-	-	(1,332)	(1,332)
Balance - December 31, 2005	9,100,000	131,927	(48,592)	83,335

Net loss	-	-	(1,991)	(1,991)
Balance - December 31, 2006	9,100,000	$131,927	$(50,583)	$81,344

OLDWEBSITES.COM, INC
STATEMENTS OF CASH FLOWS

For The Years Ended December 31,	2006	2005
Cash Flows From Operating Activities:
Net loss	$(1,991)	$(1,332)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Deferred revenue	1,179	(2,062)
Net Cash Used In Operating Activities	(812)	(3,394)
Cash Flows From Investing Activities:
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities:
Net Cash Flows From Financing Activities	-	-
Net Change in Cash	(812)	(3,394)
Cash at Beginning of Period	9,501	12,895
Cash at End of Period	$8,689	$9,501

The accompanying notes are an integral part of these financial statements

OLDWEBSITES.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Operations— Oldwebsites.com, Inc., formerly Fiberglass.com, operates an exchange for buying and selling old web sites and domain names. The Company anticipates capturing revenue by charging a percentage of the value of the web sites or domain names sold in the exchange. On February 16, 2007, the Company changed its name from Fiberglass.com, Inc. to Oldwebsites.com, Inc.

Oldwebsites.com, Inc. will offer services to grow organic and natural search traffic to the web sites listed in the exchange. The Company believes that the true value of a web site is in the traffic it generates. Web sites that utilize the exchange will be monetized using the services available to the Company.

Monetization Services - Oldwebsites.com, Inc. currently uses contextual advertising and affiliate marketing on its web sites to realize the value of internet traffic. These services include pay-per-click advertising, pay-per-call advertising, pay-per-lead advertising, banner advertising, lead generation services, and affiliate content advertising. The Company will apply these monetization services to the web sites listed in the oldwebsites.com exchange.

The Company is a wholly owned subsidiary of RecycleNet Corporation.

Business Condition - Revenue to date in Oldwebsites.com, Inc. has been from online portal services, which focused on the composite materials industry.  The Company charged a monthly fee for services that are provided to customers. The Company does not charge sellers or buyers a percentage of the value of their transactions nor does the Company charge a back-end fee.

Oldwebsites.com, Inc. now focuses on operating its exchange for buying and selling old web sites and domain names.   The Company anticipates capturing revenue by charging a percentage of the value of the web sites or domain names sold in the exchange.

The Company has an accumulated deficit, minimal sales, negative cash flows from operations and losses since inception. This situation raises substantial doubt about its ability to continue as a going concern.  The Company believes that the shift in the focus of the operations will be sufficient to fund its ongoing operations. Success in these efforts is not assured.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OLDWEBSITES.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Fair Value of Financial Instruments— The carrying amounts reported in the accompanying financial statements for current assets and current liabilities approximate fair values because of the immediate or short-term maturities of these financial instruments.

Revenue Recognition - Revenue from services are recognized as the services are provided. Web site advertising services are charged on a monthly basis without guarantee of the number of customers viewing the web site. Revenues from the internet portal services business are derived from individual custom packages that include any combination of the following services: subscription fees, HTML linking services, advertising, and web page construction. The Company charges a per-client, per-month repetitive service fee, regardless of the services provided. With respect to the Internet portal sites that facilitate e-commerce trading, the Company only charges a monthly fee for services that are provided to customers. The Company does not charge sellers or buyers a percentage of the value of their transactions nor does the Company charge a back-end fee. Customer payments received in advance of providing services are recorded as deferred revenue and are then recognized proportionately as services are performed.

Income Taxes— The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the asset or liabilities are recovered or settled. Deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Net Loss Per Share — Basic loss per common share is computed on the basis of the weighted-average number of common shares outstanding during the period.

NOTE 3- STOCKHOLDER’SEQUITY

At December 31, 2006 and 2005 RecycleNet Corporation owned 100% of the Company’s shares, making the Company a wholly owned subsidiary of RecycleNet Corporation.

NOTE 4 -INCOME TAXES

The Company is included in a consolidated tax return filed by its parent, RecycleNet, Inc. Deferred tax assets are comprised of the following at December 31, 2006 and 2005:

	2006	2005
Operating loss carry forwards	$16,957	$16,214
Less: Valuation allowance	(16,957)	(16,214)
Net Deferred Tax Asset	$-	$-

OLDWEBSITES.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The Company had no income tax expense for the years ended December 31, 2006 and 2005.

The following is a reconciliation of the amount of expense that would result from applying federal statutory rates to pretax loss with the provision for income taxes for the years ended December 31, 2006 and 2005:

	2006	2005
Tax benefit at statutory rate (34%)	$(677)	$(453)
Change in deferred tax asset valuation allowance	743	497
Other	(66)	(44)
Net Income Tax Expense	$-	$-

The Company has U.S. federal operating loss carry forwards of $47,509 that expire from 2019 through 2023. The use of U.S. operating loss carry forwards are limited and may not be available to offset future income.

NOTE 5 - RELATED PARTY TRANSACTIONS

As of December 31, 2006, the Company had advanced $75,000 to RecycleNet Corporation. This note receivable was due on demand, bore no interest, and was collected in February 2007.

Internet service provider (ISP) fees are billed on a monthly basis from Cooksmill NetSystems to the Company. Cooksmill NetSystems is wholly owned by Inter-Continental Recycling, Inc. which is owned 100% by the immediate family of the president of the Company. The ISP charges for each of the years ended December 31, 2006 and 2005 were $9,000.

The Company has a merchant services agreement with a company related through common ownership in which it receives operational and management services. According to the terms of the agreement, the Company pays a servicing fee of 20% of the gross sales for the related party to bill customers and collect payments on behalf of the Company. Fees paid to the related party for the years ended December 31, 2006 and 2005 were $2,094 and $1,411, respectively and are reported net of sales.

PART THREE

Item 1: Index to Exhibits

Exhibit 3.1(a) - Articles of Incorporation - August 26, 1999

Exhibit 3.1(b) - Articles of Incorporation - December 28, 2006

Exhibit 3.1(c) - Amendment of Name Change

Exhibit 31.1 - Certification of the President and Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2 - Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1 - Certification of the President and Director pursuant to U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2 - Certification of the Chief Financial Officer pursuant to U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oldwebsites.com, Inc.

/s/ Jamie Roszel
Jamie Roszel, President and Director
April 2, 2007

/s/ Richard R. Ivanovick
Chief Financial Officer
April 2, 2007